03035563

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	**0001102913**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, October 23, 2003, Series 2003-IA1	**333-105982**

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
OCT 27 2003
THOMSON
FINANCIAL

Dated: October 23, 2003

AMERIQUEST MORTGAGE
SECURITIES INC.

By: ____________________
Name: Jule J. Keen
Title: EVP

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

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* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

70% CPR

Flat Price	Flat Proceeds	Full Price	Full Proceeds
7.41357	3,261,969.43	7.71704	3,395,497.21